

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 30, 2008

Mr. David G. Derrick
Chief Executive Officer
RemoteMDx, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

Re: **RemoteMDx, Inc.**
         Form 10-KSB for Fiscal Year Ended September 30, 2007
         Filed January 15, 2008

         Forms 10-QSB for Fiscal Quarters Ended March 31, 2008
         File No. 000-23153

Dear Mr. Derrick:

We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director